                            OppenheimerFunds, Inc.
                          Two World Financial Center
                              225 Liberty Street
                        New York, New York 10281-1008

January 25, 2008

Via Electronic Transmission
Vincent DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:   Oppenheimer Transition 2025 Fund
      File Nos. 333-147847 and 811-22152

      Oppenheimer Transition 2040 Fund
      File Nos. 333-147848 and 811-22151

      Oppenheimer Transition 2050 Fund
      File Nos. 333-147851 and 811-22150

Dear Mr. DiStefano:

We have reviewed your comments dated December 28, 2007, regarding the registration statement on Form N-1A (the "Registration Statement") for the
Oppenheimer Transition 2025 Fund, Oppenheimer Transition 2040 Fund and
Oppenheimer 2050 Fund (collectively "Funds"), filed with the Commission on
December 5, 2007. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Funds use in the Registration Statement, and the defined terms have the meanings defined therein.

Prospectus

Prospectus Summary

About the Funds

1.  For each Fund, please disclose under what circumstances the percentage of assets allocated to each underlying fund will change.

    A chart representing changes to the Funds' target asset allocations over time (by Underlying Fund type) is included in the section "The Funds'
    Investment Objectives and Principal Investment Strategies - How Will The
    Funds Change With Your Changing Needs" on page five of the Prospectus. As the allocations to a particular Underlying Fund type change (for example as the allocation to fixed-income Underlying Funds increases over time)
    the percentage of the Funds' assets held in individual Underlying Funds of that particular type will change accordingly. We have also included the following disclosure in that section, indicating other circumstances in which the assets allocated to an individual Underlying Fund may change:

    "The Manager will examine relative values and prospects among growth- and value-oriented securities, domestic and international securities, and small-, mid- and large-cap issuers, as well as the capacity of the
    Underlying Funds to absorb and invest additional cash flows."

2.  Please disclose how often the Manager's "regular rebalancing" of the
Funds will occur. Please explain the meaning of the term "target allocations"
and disclose to what extent the holdings of the Funds may vary from the target allocations. Please clarify the statement that the Funds' "allocations will be rebalanced at least annually."

    The Funds' "target allocations" are the allocations to equity, fixed-income and other asset classes, as indicated in the chart in the section "The Funds' Investment Objectives and Principal Investment
    Strategies - How Will The Funds Change With Your Changing Needs" on page five of the Prospectus. We have included disclosure in that section to indicate that the Funds will monitor their asset allocations daily.
    Rebalancing will occur as necessary, so that each Fund's portfolio remains consistent with its current target allocation. The Funds' target allocations to the three asset classes are not expected to vary by more than plus or minus five percentage points from the target allocations that are indicated in the chart. Rebalancing may be necessary at times when changes in the relative values of the Underlying Funds have caused a
    Fund to exceed one of those target allocation criteria. In addition, each
    Fund will rebalance its holdings annually based on the changes that will occur to the target allocations over time (also referred to as the "glide path"), indicated in the chart on page 5.

3.  Will the Funds market time the underlying funds?

    No, the Funds will not market time the Underlying Funds and will comply with all of the Underlying Funds' anti-market timing policies, as stated
    in the Underlying Funds' prospectuses.

4.  Please summarize the investment objective and principal strategies and risks of each underlying fund in which each Fund may invest.

    The investment objective and a summary of the principal investment strategies of each Underlying Fund are contained in the section "More
    Information About the Underlying Funds," (as noted in the section "Main
    Risks of Investing in the Funds - Risks of Investing in the Underlying
    Funds"). The investment objective, principal strategies and main risks of the Funds are different from the strategies and risks of any one
    Underlying Fund. The Funds' own risks are included in the sections "About the Funds - Main Risks of Investing in the Funds" and " - About the
    Funds' Investments" and their principal strategies are summarized in the section "The Funds' Investment Objectives and Principal Investment
    Strategies."

5.  Please summarize the commodities in which the underlying funds may invest.

    Only Oppenheimer Commodity Strategy Total Return Fund invests in commodities. The commodities investments of that Underlying Fund are summarized in the section "More Information About the Underlying Funds -
    Oppenheimer Commodity Strategy Total Return Fund."

6.  Please disclose the percentage of assets each underlying fund will invest in derivative instruments.

    We have included the following disclosure in the section "About the
    Funds' Investments - Derivative Investments" on page 19 of the Prospectus:

    "Each of the Underling Funds may use derivatives to seek increased returns or to try to hedge investment and interest rate risks.
    Oppenheimer International Growth Fund can invest up to 25% of its net assets in derivatives. The other Underlying Funds have no stated limit on derivative investments, but will comply with all applicable laws and regulations. There is no target range for indirect investment in derivatives at the Fund level."

7.  Please provide in this section consistent, objective definitions of the terms "small-cap," "mid-cap," and "large-cap."

    We have included disclosure indicating that we are using those terms according to the definitions used by the respective Underlying Funds and clarifying that the Underlying Funds may not define small- and mid-cap issuers in the same way.

8.  Please disclose the risk associated with the simultaneous purchase of a security by one underlying fund and the sale of the same security by another.
Does the Manager monitor the portfolio trading activities of the underlying funds?

    We do not believe that these risks represent a significant risk of the
    Funds, but the following disclosure is provided in the section "About the
    Fund - Other Investment Strategies" on page 23 of the prospectus:

    "Purchases & Sales by Other Funds. An Underlying fund may have investment policies similar to those of another Underlying fund and/or other funds advised by the Manager. If one of those other funds purchases or sells a particular security at the same time that an Underlying Fund is purchasing or selling it, such purchases or sales could affect the supply or price of the security. The simultaneous purchase of a security by one
    Underlying Fund and its sales by another Underlying Fund could also increase the trading costs borne indirectly by the Funds."

    The Manager monitors trading by the Underlying Funds in connection with its Brokerage Policies as described in the Funds' Statement of Additional
    Information.

9.  Please delete the last sentence of the paragraph titled "Affiliated
Portfolio Risk," as it is not risk disclosure.

    We believe that the last sentence of the paragraph titled "Affiliated
    Portfolio Risk," which indicates certain limiting activities with respect to the Funds' affiliated portfolio risk, is relevant to a shareholder's understanding of, and evaluation of the extent of, that risk.

10.     The disclosure titled "How Risky are the Funds Overall?" does not answer the question posed by the title. Please disclose the risk level of each Fund. Please remove from the paragraph all text which does not address the risks associated with investing in the Funds.

    We have included disclosure in this section that evaluates the effects of the individual risks (which are described in previous disclosure sections) on the Funds' portfolios as a whole, and that indicates the relative degree of risk of each Fund in regard to the other two Funds. We have also included the "overall" risks that affect each of the Funds, for example that a shareholder may lose money by investing in a Fund.

11.     If part of their principal investment strategies, please provide a complete listing of the types of "other asset classes" in which the underlying funds may invest; if not, so indicate.

    The types of "other" investments that each Underlying Fund may make are not principal strategies or risks of the Funds as described by Item 2 of
    Form N-1A. However, a chart beginning on page 5 of the Funds' Statement of Additional Information, summarizes the types of investments of each
    Underlying Fund.

12.     Disclosure in this section whether any of the Funds or underlying funds is expected to have high portfolio turnover; and, if so, explain the consequences.

    We include disclosure in the section "Portfolio Turnover" on page 24 of the Prospectus stating that "[i]t is not anticipated that the Funds will have a high portfolio turnover rate, however, an Underlying Fund may engage in active and frequent trading to try to achieve its objectives, and may have a high portfolio turnover rate (for example: 100%)." The risks of high Portfolio turnover are also included in that section. The disclosure notes that the Funds will purchase most of the securities in which they invest (i.e., shares of the Underlying Funds) without any brokerage charges.

Shareholder Fees

13.     Please delete from the last sentence of the paragraph immediately preceding the fee tables the words "based on estimated assets of $25 million."

    We have deleted that information as requested.

14.     Will Fund shareholders indirectly pay the sales loads of the underlying funds?

    No, the Funds will normally invest in class A or Y shares of the
    Underlying Funds without any sales charge. The Manager will reimburse the
    Funds for any Class A service fees of the Underlying Funds that do not offer Class Y shares.

The Funds' Principal Investment Policies and Risks

15.     Will any of the underlying funds invest in securities in default? If so, please include a description of the attendant risks. Also, please disclose whether an underlying fund will sell or hold non-investment grade bonds in the event of default.

    We have added the following disclosure to the section "About the Funds'
    Investments - Investments in Fixed-Income Securities":

    "The Underlying Funds do not purchase debt securities that are in default, but may continue to hold a debt security after a default event has occurred."

16.     The disclosure in this section and elsewhere indicates the underlying funds may have relatively high portfolio turnover. Please disclose the underlying funds' estimated annual portfolio turnover.

    We have included disclosure indicating that the annual portfolio turnover rate of the Underlying Funds may be more than 100%. We also state that the portfolio turnover for each Underlying Fund's most recently completed fiscal year is included in its prospectus, which is available without charge. Since the fiscal years of the Underlying Funds do not all coincide with the fiscal years of the Funds, specific portfolio turnover figures would often be inaccurate.

Statement of Additional Information

What are "Fundamental Policies?"

17.     Please disclose in the prospectus that each Fund's investment objective is not a fundamental policy; explain the consequences (i.e., that the Board can change the investment objective without shareholder approval);
and indicate what prior notice the Funds will give of any such change.

    The requested disclosure is included in the section "The Funds'
    Investment Objectives and Principal Investment Strategies - Can The
    Funds' Investment Objectives Policies Change?" on page 6 of the
    Prospectus.

The Fund is filing a pre-effective amendment reflecting these changes.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the amendment or this letter to the undersigned at (212) 323-5089 or at nvann@oppenheimerfunds.com.

                                          Sincerely,

                                          /s/ Nancy S. Vann
                                          Nancy S. Vann
                                          Vice President and Associate Counsel